Exhibit 3

2Q 2018 RESULTS July 27, 2018

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

Second Quarter 2018 Achievements All-time highest sales volume in a semester (6M18) All-time highest monthly sales volume in April Record total cement production (Solid Cement and APO Cement combined) in May Record cement production for APO Plant in May Record dispatch for APO Plant in May 3

Domestic Cement Volumes and Prices 6M18 vs. 2Q18 vs. 2Q18 vs. 6M17 2Q17 1Q18 Volume 12% 8% (1%) Domestic Price (USD) (7%) (5%) 2% Cement Price (PHP) (3%) 0% 3% Domestic cement volumes increased 8% year-over-year during the second quarter. • Growth driven by higher public infrastructure spending and a strong residential sector. On a year-to-date basis, domestic cement volumes grew 12% versus prior year, reflecting: • Increased construction activity from both public and private sectors • Progress from our debottlenecking efforts • Favorable weather conditions • Low base of comparison, particularly in 1Q17 Domestic cement prices increased 3% sequentially. • Reflecting our continued efforts to recover higher cost through price adjustments • Prices for the month of June were 6% higher in local-currency terms than the month of December Year-over-year, domestic cement prices were flat during the quarter and 3% lower during the first half compared to prior year. 4

Net Sales Net sales increased year-over-year by 6% and 8%, Net Sales1 respectively, for second quarter and first six months of the year. +8% +6% 10,989 11,879 5,627 5,988 2Q17 2Q18 6M17 6M18 5 1 Millions of Philippine Pesos

Residential Sector Activity in the residential sector has continued its upward trend in the second quarter of 2018 as seen Approved Residential in growing approval of residential permits. Building Permits 30% based on floor area1 The sector’s growth should be supported by 20% sustained remittance inflows from overseas, demand from the growing middle class and foreign 10% residents, and the persistent low-income/socialized 0% housing shortage. -10% -20% -30% 1Q17 2Q17 3Q17 4Q17 1Q18 Year-on-Year Growth 1Source: Philippine Statistics Authority 6

Industrial-and-Commercial Sector Industrial and commercial activity appeared to slow down in the second quarter compared to the same Approved Non-Residential period last year. Building Permits based on floor area2 30% Demand for commercial space is expected to come 20% from the business process outsourcing and offshore 10% gaming companies. Likewise, the expansion in the manufacturing, services, and tourism sectors should 0% support the segment’s growth. -10% -20% However, developers report delays in construction -30% due to labor shortage.1 1Q17 2Q17 3Q17 4Q17 1Q18 Year-on-Year Growth 1Source: Leechiu Property Consultants 7 2Source: Philippine Statistics Authority

Infrastructure Sector Infrastructure construction growth 2018 National Government Disbursement on Infrastructure and Capital Outlay accelerated in the second quarter as the (in PhP billion)1 government fast-tracked the implementation and completion of its projects. Disbursements 100% grew by 96% an 26% y-o-y in April and May, respectively. 80% 66 63 58 60% 51 48 46 43 35 For 2018, public infrastructure is expected to 40% 35 34 be a main driver of construction demand. According to the Department of Finance, a 20% number of the government’s flagship projects 0% have already started construction. Jan Feb Mar Apr May 2017 2018 1 Source: Department of Budget and Management; (DBM); Department of Finance 8

Cost of Sales Cost of sales increased 5% year-over-year Millions of Percentage during the second quarter with higher Philippine Pesos of Net Sales volumes and input costs. Fuel costs accounted for 25% of cost of -14% sales vs. 20% same period last year. Increase mainly driven by higher coal +1pp -3pp prices. However, on a sequential basis, fuel costs as a percentage of cost of sales -5% decreased as our coal costs continue to converge closer to 2017 levels. 6,097 6,923 59% 58% 58% Power costs accounted for 24% of cost 55% of sales vs. 21% same period last year. Excise tax and higher grid rates in both 3,307 3,477 our plants resulted to this increase. Year-to-date, Cost of Sales increased 14% given the rate of increase in 1Q. 2Q17 2Q18 6M17 6M18 2Q17 2Q18 6M17 6M18 As a percentage of sales, Cost of Sales decreased 1 pp during the second quarter and increased 3 pp for the first half of the year versus the same period last year. 9

Operating Expenses Distribution1 Selling and Distribution expenses were 23% higher year- Administrative1 over-year during the second quarter. As a percentage of sales, distribution expenses -16% increased 3 pp, from 19% to 22%. The increase was due to higher fuel costs, higher dispatched volumes benefitting from our +6% debottlenecking efforts, and upgrading of vessels. -23% For the first six months of the year, distribution expenses increased 16% in absolute terms and +10% 2,453 2 pp as a percentage of sales, from 19% to 21%. 2,118 Selling and administrative expenses declined 1,312 1,572 1,484 10% year-over-year during the second quarter, a 1,069 816 736 result of continued efforts to optimize costs. As a percentage of sales, selling and administrative expenses declined from 15% to 2Q17 2Q18 6M17 6M18 2Q17 2Q18 6M17 6M18 12%. % of For the first six months of the year, selling and 19% 22% 19% 21% 15% 12% 14% 12% Net Sales administrative expenses decreased 6% in absolute terms and 2 pp as a percentage of sales, from 14% to 12%. 1 Millions of Philippine Pesos 10

Operating EBITDA and Operating EBITDA Margin Operating EBITDA Operating EBITDA Margin (millions of Philippine Pesos) (%) Second quarter operating EBITDA increased 11% year-over-year. -5% Operating EBITDA margin during the quarter was 14%, slightly higher than 2Q 2017 margin. -2pp +1pp +11% Year-to-date, operating EBITDA 1,824 1,724 decreased 5% compared to the same period last year. 838 13% 14% 17% 15% Operating EBITDA margin for the first 753 half of the year was 15%. 2Q17 2Q18 6M17 6M18 2Q17 2Q18 6M17 6M18 11

Net Income January - June Second Quarter First Quarter 2018 2017 2018 2017 2018 2017 Net income (loss) before income taxes 178 637 (72%) 75 196 (62%) 103 441 (77%) Income tax expenses (713) (151) (374%) (710) (59) (1097%) (3) (91) 97% Consolidated net income (loss) (535) 486 N/A (635) 137 N/A 100 350 (71%) Net income was negative PHP 635 million during the quarter, and negative PHP 535 million for the first six months of the year, due to higher income tax expense mainly from the utilization of NOLCO1 credits for tax on intra-group dividends and subsequent decrease in amount of deferred tax assets (non-cash expenses). Breakdown of Income Tax Expenses Cash Income Taxes Paid January - June 2018 2017 (306) (243) Current Year Income Tax (363) (334) Deferred Tax Assets (DTA) (350) 184 Income tax (713) (151) 6M18 6M17 See slide FCF slide for more information (slide 14) 1 NOLCO refers to Net Operating Loss Carry-Over 12 All amounts in Millions of Philippine Pesos

2Q 2018 FREE CASH FLOW & GUIDANCE

Free Cash Flow January - June Second Quarter Free cash flow during the quarter 2018 2017 2018 2017 reached PHP 715 million after % var % var maintenance CAPEX and PHP 645 Operating EBITDA 1,724 1,824 (5%) 838 753 11% million after strategic CAPEX. - Net Financial Expenses 445 459 237 200 - Maintenance Capex 362 196 283 147 - Change in Working Capital (747) 58 (524) (862) - Income Taxes Paid 243 306 139 204 - Other Cash Items (net) (14) (22) (12) (3) Free Cash Flow after 1,435 827 74% 715 1,067 (33%) Maintenance Capex - Strategic Capex 184 237 70 163 Free Cash Flow 1,251 591 112% 645 904 (29%) Millions of Philippine Pesos 14

Solid Plant Capacity Expansion Expected total investment: US$ 225 million New line expected to start operations in the first quarter of 2020.

2018 Guidance Cement volumes 8-12% PHP 700 million Maintenance CAPEX PHP 3,000 million Solid Plant Expansion CAPEX Capital expenditures PHP 40 million Other Strategic CAPEX PHP 3,740 million Total CAPEX Working capital Reduction of approximately PHP 1,500 -2,000 million 16

Q&A SESSION 2Q 2018 RESULTS

2Q 2018 APPENDIX

Debt Information Maturity Profile1 Related Party Loans2 6,656 BDO Debt 5,027 Total Debt: PHP 15,300 Avg. life of debt: 4.5 years Net Debt to EBITDA3: 4.2x 1,664 1,214 459 389 1,074 140 140 70 140 2018 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos 2 Pertains to loans with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA 19

Definitions 6M18 / 6M17 Results for the first six months of the years 2018 and 2017, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents. 20

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com 21